

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2013

Via E-mail

You-Bin Leng
Hua Liu
Sheng-Hui Liu
c/o Feihe International, Inc.
C-16th Floor, Star City International Building
10 Jiuxianqiao Road
Chaoyang District, Beijing 100016

Re: **Feihe International, Inc.**
        Schedule 13E-3 filed March 22, 2013
        File No. 005-79071
        Schedule 14A filed March 22, 2013
        File No. 001-32473

Gentlemen:

        We have the following comments on the above-referenced filings. We have limited the scope of our review to legal and other non-accounting matters. Please understand that the purpose of our review process is to assist the transaction's compliance with the applicable disclosure requirements and to enhance the disclosure in the filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact us at the telephone number listed at the end of this letter.

Schedule 13E-3

1. Under Exhibit (c)(2), Oppenheimer has included a disclaimer that reads in relevant part, "[t]his presentation was not compiled or prepared with a view toward public disclosure under state or federal securities laws or otherwise, may not be used for any other purpose or relied upon by any third party and may not be shared without express prior authorization of Oppenheimer. Please revise to add a supplement to this disclaimer that indicates, if true, that Oppenheimer has expressly authorized the presentation to be included in the public filings made in connection with this transaction and that security holders may rely upon such disclosure. While a statement that appears in a similar disclaimer found in Exhibit (c)(3), as well as a statement in Annex B to the SC 14A, contradicts the cited statement, the disclosure is not viewed as modifying the cited statement in its entirety. To the extent the objectionable statement found in Exhibit (c)(2) is not modified, please provide the qualifying disclosures requested by the Division of Corporation Finance accessible via the following link: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

Schedule 14A

Reasons for the Merger…., page 34

2. We noticed that the Board of Directors "adopted" a resolution that included the Special Committee's determination as to fairness of the merger, merger agreement, and other related transactions. Revise to indicate, if true, that the Board of Directors is producing a fairness determination on behalf of the issuer. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A expressly apply to the issuer as distinguished from the Board of Directors or the Special Committee. In addition, please be advised Item 1014(a) does not authorize the issuer to outsource the fairness determination obligation to a third party or otherwise permit the issuer to offer an alternative, customized disclosure response.

3. The Board of Directors, on behalf of the issuer, must specifically discuss the extent to which its consideration of going concern value influenced its fairness determination. While we recognize the Board has adopted the analyses of the Special Committee identified in Instruction 2 to Item 1014 of Regulation M-A, going concern value was only referenced and not substantively addressed. Instruction 3 to Item 1014 of Regulation M-A indicates that conclusory statements will not be accepted as responsive to the Item 1014(b) disclosure requirement. See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981).

4. Revise to expressly address the apparently negative response to Item 1014(d) of Regulation M-A. In addition to the line item disclosure requirement instructing all filers to affirmatively state "whether or not" a procedural protection has been provided for unaffiliated security holders, General Instruction E to Schedule 13E-3 makes clear that an "answer…in the negative" must be disclosed. In finalizing the revisions, please follow the interpretive guidance offered in Q&A No. 21 in Exchange Act Release 17719 (April 13, 1981).

Primary Benefits and Detriments of the Merger, page 55

5. Revise to indicate, if true, that the buyer group will become the beneficiaries of the issuer's future use of any operating loss carryforwards. Refer to Item 7 of Schedule 13E-3 and corresponding Instruction 2 to Item 1013 of Regulation M-A. Quantify this benefit to the extent practicable.

6. Revise to indicate, if true, that the buyer group will become the beneficiaries of the costs savings attributable to bypassing federal regulatory compliance. In addition, please quantify these cost savings by providing an aggregate total based on 2012 compliance expense data, and affirmatively indicate that these savings will be realized on an annual, recurring basis.

The Company's Net Book Value and Net Earnings, page 56

7. Please revise to include disclosure in response to Item 1013(d) regarding interests in net book value and net earnings for all affiliates. See Instruction 3 to Item 1013 of Regulation M-A.

Selected Financial Information, page 101

8. We noticed that financial information from Feihe's annual and quarterly reports has been incorporated by reference in order to satisfy the disclosure obligation under Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, the issuer is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. The summary financial information presented does not appear to fully conform to this standard. Please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all periods required by Item 13 of Schedule 13E-3 by using the information reported in the Form 10-K filed on March 27, 2013.

Closing Comments

As appropriate, please amend your filings promptly to comply with our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please electronically file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment and voting decision. Since the company, its management, and each filing person are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

· the filing person responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. Please direct any questions to me at 202. 551.3266.

Very truly yours,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:

Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
No. 1 Jianguomenwai Avenue
Chao Yang District, Beijing
People's Republic of China
Attention: Michael V. Gisser, Peter X. Huang

Wilson Sonsini Goodrich & Rosati, P.C.
Jin Mao Tower, 38F, Unit 03 88 Century Blvd
Pudong, Shanghai 200121
People's Republic of China
Attention: Zhan Chen, Kefei Li

O'Melveny & Myers LLP
Yin Tai Centre, Office Tower, 37th Floor
No. 2 Jianguomenwai Avenue
Chao Yang District, Beijing
People's Republic of China
Attention: Ke Geng, Paul S. Scrivano

DLA Piper LLP (US)
701 Fifth Avenue, Suite 7000
Seattle, WA 98104-7044
Attention: Andrew D. Ledbetter